

02005525

SO 24-02

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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25203

SEC MAIL PROCESSING RECEIVED JAN 31 2002 WASH. D.C. 354 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/00 (MM/DD/YY) AND ENDING 9/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CAPITAL FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2901 WEST BELTLINE HIGHWAY #307
(No. and Street)

MADISON	WISCONSIN	53713
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEOFFREY J. LEGLER (608) 274-9600
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SMIEJA, RALPH ARTHUR
(Name - *if individual, state last, first, middle name*)

6320 MONONA DRIVE,	MONONA,	WI	53716
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 22 2002 THOMSON FINANCIAL

P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

3/21

OATH OR AFFIRMATION

I, GEOFFREY J. LEGLER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL FINANCIAL SERVICES, INC., as of SEPTEMBER 30, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



Signature

PRESIDENT

Title

Mary AH Strack
Notary Public
Commission expires 5/25/03

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL FINANCIAL SERVICES, INC.

2901 WEST BELTLINE HIGHWAY
MADISON, WISCONSIN 53713

AUDITED FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2001

TABLE OF CONTENTS

Board of Directors
Capital Financial Services, Inc.

I have audited the accompanying balance sheets of Capital Financial Services, Inc. as of September 30, 2001 and September 30, 2000, and the related statements of income, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion of these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Financial Services, Inc., as of September 30, 2001 and September 30, 2000, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.



Ralph A. Smieja
Certified Public Accountant

Monona, Wisconsin
November 12, 2001

CAPITAL FINANCIAL SERVICES, INC.
MADISON, WISCONSIN 53713

BALANCE SHEET

FOR YEARS ENDED 9/30/01 AND 09/30/00

CURRENT ASSETS	9/30/01	9/30/00
CASH (NOTE 2)	$ 48,780	$ 78,240
COMMISSIONS RECEIVABLE	467,615	544,167
TOTAL CURRENT ASSETS	516,395	622,407
INVESTMENTS		
MARKETABLE INVESTMENT SECURITIES	21,493	
N A S D WARRANTS	3,300	3,300
TOTAL ASSETS	$541,188	$625,707
	========	========
LIABILITIES AND STOCKHOLDERS EQUITY		
CURRENT LIABILITIES		
COMMISSIONS PAYABLE	$467,615	$544,167
INCOME TAX PAYABLE	591	628
TOTAL LIABILITIES	$468,206	$544,795
STOCKHOLDERS EQUITY		
COMMON STOCK-AUTHORIZED 2,800 SHARES NO-PAR STOCK, 500 SHARES ISSUED AND OUTSTANDING	5,000	5,000
RETAINED EARNINGS	77,946	75,912
NET UNREALIZED (LOSS) ON MARKETABLE EQUITY SECURITIES	(9,964)	
TOTAL LIABILITIES AND EQUITY	$541,188	$625,707
	=========	========

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
MADISON, WISCONSIN 53713

STATEMENT OF OPERATIONS

FOR YEARS ENDED 9/30/01 AND 9/30/00

	9/30/01	9/30/00
REVENUES		
SECURITIES COMMISSION - STOCKS	$ 92,108	$ 99,906
SALE OF INVESTMENT COMPANY SHARES - M.F.	4,056,173	4,643,115
INVESTMENT ADVISORY FEES	218,135	290,906
VARIABLE ANNUITY COMMISSIONS	2,041,651	3,115,559
COMMISSIONS - LIMITED PARTNERSHIP	3,000	1,750
INTEREST EARNED	1,408	3,719
CAPITAL GAIN DISTRIBUTION - INVESTMENT	1,457	
TOTAL REVENUES	$6,413,932	$8,154,955
OPERATING EXPENSES		
COMMISSIONS PAID	$6,411,307	$8,151,236
STATE INCOME TAX	232	294
TOTAL OPERATING EXPENSES	$6,411,539	$8,151,530
NET INCOME (LOSS) BEFORE TAXES	2,393	3,425
FEDERAL INCOME TAX	(359)	(335)
NET INCOME (LOSS) AFTER TAXES	$ 2,034	$ 3,090

SEE ACCOMPANYING NOTES TO FINANCIAL STATEMENTS

CAPITAL FINANCIAL SERVICES, INC.
MADISON, WISCONSIN 53716

STATEMENTS OF CHANGES IN FINANCIAL POSITION (CASH BASIS)

FOR YEARS ENDED 9/30/01 AND 9/30/00

	9/30/01	9/30/00
CASH GENERATED BY:		
GAIN (LOSS) FROM OPERATIONS	$ 2,034	$ 3,090
ADD (DEDUCT) ITEMS NOT REQUIRING OR GENERATING CASH DURING PERIOD:		
COMMISSIONS PAYABLE INCREASE (DECREASE)	(76,552)	116,396
COMMISSIONS RECEIVABLE (INCREASE) DECREASE	76,552	(116,396)
FEDERAL & STATE INCOME TAX PAYABLE (DEC)	(37)	(3,294)
CASH FLOWS FROM INVESTING ACTIVITIES:		
ACQUISITION OF NASD WARRANTS		(3,300)
ACQUISITION OF MARKETABLE SECURITIES	(31,457)	
INCREASE (DECREASE) IN CASH	$(29,460)	$ (3,504)
	========	=========

CAPITAL FINANCIAL SERVICES, INC.
MADISON, WISCONSIN 53713

STATEMENT OF CHANGES IN RETAINED EARNINGS
FOR YEARS ENDED 9/30/01 AND 9/30/00

	9/30/01	9/30/00
BEGINNING BALANCE	$ 75,912	$ 72,822
NET (LOSS) GAIN FOR THE YEAR	2,034	3,090
NET UNREALIZED (LOSS) MARKETABLE EQUITY SECURITIES	(9,964)	
ENDING BALANCE	$ 67,982	$ 75,912

CAPITAL FINANCIAL SERVICES, INC.
MADISON, WISCONSIN 53713

NOTES TO FINANCIAL STATEMENT
SEPTEMBER 30, 2001

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

IN IT'S REPORTS AND PRESENTATIONS, CAPITAL FINANCIAL SERVICES, INC., CONSISTENTLY USED THE ACCRUAL METHOD OF ACCOUNTING.

NOTE 2 - CASH

CASH INCLUDES $48,780 INVESTED IN A BANK MONEY MARKET FUND.

CAPITAL FINANCIAL SERVICES, INC.
MADISON, WISCONSIN 53713

RECONCILIATION OF AUDITED AND UNAUDITED FOCUS REPORT
FOR QUARTER ENDED SEPTEMBER 30, 2001

1. COMMISSIONS RECEIVABLE AND COMMISSIONS EARNED WERE INCREASED BY $6,166 DUE TO ADJUSTMENTS MADE TO ESTIMATES OF TRAILERS, FOR MUTUAL FUNDS AND VARIABLE ANNUITIES.

2. COMMISSIONS PAYABLE AND COMMISSIONS PAID WERE INCREASED TO ACTUAL BY $6,166 FOR THE SAME REASON AS NOTE 1 ABOVE AS ALL COMMISSIONS RECEIVED ARE IMMEDIATELY PAYABLE.

3. FEDERAL AND STATE INCOME TAX OF $591 WAS ACCRUED, COMPARED TO $656 ON ORIGINAL FOCUS.

4. COMMISSIONS PAYABLE HAS BEEN REDUCED ON THE FOCUS REPORT FROM AUDITED LEDGER ACCOUNTS TO 95.5% OF CURRENT RECEIVABLES DUE TO LATEST INTERPRETATION BY NASD ALLOWING ONLY COMMISSIONS OWED DIRECTLY TO BROKER SALESMEN. THIS AMOUNT $21,043 WAS SUBTRACTED FROM $467,616 TO ARRIVE AT $446,573.

5. COMMISSIONS RECEIVABLE ON FOCUS WAS INCREASED FIRST AS IN NOTE 1, THEN REDUCED TO ALLOWABLE BY $155 MORE THAN ON ORIGINAL FOCUS.

6. RETAINED EARNINGS WERE INCREASED BY $343.

7. EXPENSES WERE INCREASED BY $232 FOR STATE INCOME TAX.

8. NON-ALLOWABLE ASSETS IN COMPUTATION OF NET CAPITAL WERE INCREASED BY $155 DUE TO NOTE ONE ABOVE.

9. IN COMPUTATION OF BASIC NET CAPITAL REQUIREMENT, THE ABOVE ADJUSTMENTS WERE CONSIDERED, RESULTING IN A DECREASE OF THE EXCESS NET CAPITAL BY $216.

Summary of Internal Control

We have examined the accompanying financial statements of Capital Financial Services, Inc. as required by Rule 17a-5(d) as of September 30, 2001, and for the year then ended, and have issued a report thereon dated November 12, 2001. As part of our examination we reviewed and tested the system to internal accounting control and the procedures for safeguarding securities to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and by Rule 17a-5 under the Securities Exchange Act of 1934. In addition, we reviewed the practices and procedures followed by the Company:

1. In making the periodic computations of aggregate indebtedness and net capital as required by Rule 17a-3(a)(11).

2. In making the quarterly securities examinations, counts, verifications and comparisons and the recording of differences required by Rule 17a-13.

3. In complying with the requirement for prompt payment for securities of Section 4(c) of Regulation T of Board of Governors of the Federal Reserve System.

Rule 17a-5 contemplates that the scope of the review and tests should be sufficient to provide reasonable assurance that any material weaknesses existing as the date of our examination would be disclosed. Under these standards and that Rule, the purposes of such evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures that are necessary for expressing an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable but not absolute assurance as to the safeguarding of assets against loss from unauthorized use of deposition, and the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the evaluation of these factors for the purpose of this report, under Rule 17a-5, the cost-benefit relationship has been disregarded in determining weaknesses to be reported.

These are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control. In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness or other personal factors. Control procedures whose effectiveness depends upon segregation of duties can be circumvented intentionally by management either with respect to the estimates or judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions and that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended September 30, 2001, which was made for the purpose set forth in the first paragraph and would not necessarily disclose all weaknesses in the system which may have existed during the period under review, disclosed no weaknesses that we believe to be material.